Integrated Cannabis Solutions, Inc.

6810 N State Road 7

Coconut Creek, FL 33073

FILED AS CORRESPONDENCE ON EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C.

June 4, 2021

Re:	Request for Qualification – Integrated Cannabis Solutions, Inc. (the “Company”) Offering Statement on S-1, Amendment Number 4 (File Number 333-236395)

Dear Sir or Madam:

The Company respectfully requests that the above-referenced Form S-1 be qualified by the Securities and Exchange Commission by 4:00 p.m., Wednesday, June 9, 2021.

Please contact our securities counsel, Frederick M. Lehrer, at (561) 706-7646 or flehrer@securitiesattorney1.com, should you have any questions regarding this request for qualification.

Thank you.

Sincerely yours,

/s/ Matthew Dwyer

By: Matthew Dwyer

Chief Executive Officer